Exhibit 2

Second Quarter Results 2021

Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1	Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - June				Second Quarter
				l-t-l				l-t-l
	2021	2020	% var	% var	2021	2020	% var	% var
Consolidated cement volume	33,958	29,195	16%		17,822	14,367	24%
Consolidated ready-mix volume	24,145	22,066	9%		12,593	10,458	20%
Consolidated aggregates volume	66,913	62,042	8%		35,167	30,328	16%
Net sales	7,266	5,979	22%	17%	3,855	2,903	33%	25%
Gross profit	2,410	1,895	27%	22%	1,301	931	40%	30%
as % of net sales	33.2%	31.7%	1.5pp		33.7%	32.1%	1.6pp
Operating earnings before other income and expenses, net	933	538	73%	67%	527	278	89%	77%
as % of net sales	12.8%	9.0%	3.8pp		13.7%	9.6%	4.1pp
Controlling interest net income (loss)	934	(2)	N/A		270	(44)	N/A
Operating EBITDA	1,502	1,086	38%	34%	818	553	48%	39%
as % of net sales	20.7%	18.2%	2.5pp		21.2%	19.1%	2.1pp
Free cash flow after maintenance capital expenditures	401	(75)	N/A		401	140	187%
Free cash flow	240	(190)	N/A		293	86	241%
Total debt	9,665	13,196	(27%)		9,665	13,196	(27%)
Earnings (loss) of continuing operations per ADS	0.60	0.01	3964%		0.18	0.01	2353%
Fully diluted earnings (loss) of continuing operations per ADS	0.60	0.01	3964%		0.18	0.01	2353%
Average ADSs outstanding	1,496	1,502	(0%)		1,496	1,487	1%
Employees	43,771	40,150	9%		43,771	40,150	9%

This information does not include discontinued operations. Please see page 13 on this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

Consolidated net sales in the second quarter of 2021 reached US$3.9 billion, a year-over-year 25% increase on a like-to-like basis for ongoing operations and for foreign exchange fluctuations. The increase was mainly due to higher volumes and prices, in local currency terms, in all our regions and products.

Cost of sales, as a percentage of net sales decreased by 1.6pp during the second quarter of 2021 compared to the same period last year, from 67.9% to 66.3%.

Operating expenses, as a percentage of net sales decreased by 2.4pp during the second quarter of 2021 compared with the same period last year, from 22.5% to 20.1%, mainly as a result of our cost reduction initiatives.

Operating EBITDA in the second quarter of 2021 reached US$818 million, an increase of 48%, or 39% on a like-to-like basis. While all regions were responsible for EBITDA growth, Mexico, EMEA, and SCAC had the largest contributions.

Operating EBITDA margin increased by 2.1pp from 19.1% in the second quarter of 2020 to 21.2% this quarter.

Other income and expenses, net for the quarter were US$25 million, including severance payments, among others.

Foreign exchange results represented a loss of US$17 million, mainly due to the fluctuation of the Mexican peso and Euro, versus the U.S. dollar.

Controlling interest net income (loss) resulted in an income of US$270 million in the second quarter of 2021 versus a loss of US$44 million in the same quarter of 2020. The gain primarily reflects higher operating earnings, a positive variation from discontinued operations, and lower financial expenses.

2021 Second Quarter Results	Page 2

Operating results

Mexico

	January – June				Second Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	1,757	1,253	40%	30%	935	568	65%	43%
Operating EBITDA	631	416	52%	41%	332	183	81%	58%
Operating EBITDA margin	35.9%	33.2%	2.7pp		35.5%	32.3%	3.2pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	21%	28%	13%	56%	21%	56%
Price (USD)	14%	23%	6%	17%	10%	20%
Price (local currency)	6%	7%	1%	2%	4%	4%

In Mexico, our operations enjoyed exceptional supply and demand conditions with volumes across all our business lines reporting growth. Cement volumes increased 28%, while ready-mix and aggregates both grew 56% during the quarter, on a year-over-year basis. The Mexican industry continued operating at peak production levels.

During the quarter, cement activity was mainly driven by bulk volumes, which increased at a double-digit rate on a year-over-year basis, reflecting last year’s lockdown measures which restricted delivery of cement and ready mix. Bulk cement volumes in the second quarter were slightly above 2019 pre-pandemic levels on a daily sales basis. Bagged cement volumes sustained its growth trajectory and continued to be supported by a high level of remittances, home improvements, government social programs, and pre-electoral spending. Activity in the formal sector showed significant improvement, primarily driven by formal residential sector recovery. Despite an important sequential volume growth, ready-mix volumes still lag pre-pandemic levels.

United States

	January – June					Second Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	2,145	1,971	9%	9%	1,132	1,006	13%	13%
Operating EBITDA	409	361	13%	13%	212	198	7%	7%
Operating EBITDA margin	19.0%	18.3%	0.7pp		18.7%	19.7%	(1.0pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	9%	8%	9%	14%	2%	4%
Price (USD)	0%	2%	0%	1%	2%	3%
Price (local currency)	0%	2%	0%	1%	2%	3%

Our operations in the United States continued to enjoy strong demand in the second quarter with most of our markets sold out. Despite adverse weather conditions in Texas, cement volumes grew 8%, ready mix 14% and aggregates 4%. Activity continued to be driven by solid residential activity.

On a sequential basis, cement prices increased 3%, while ready-mix and aggregates grew by 2% and 1%, respectively.

EBITDA reached US$212 million during the quarter, up 7% YoY, while EBITDA margin was 18.7%, decreasing 1.0 percentage point YoY, impacted primarily by the rising cost of imports.

2021 Second Quarter Results	Page 3

Operating results

Europe, Middle East, Africa and Asia

	January – June			Second Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	2,376	1,971	21%	12%	1,291	977	32%	21%
Operating EBITDA	311	249	25%	16%	198	146	36%	25%
Operating EBITDA margin	13.1%	12.6%	0.5pp		15.4%	15.0%	0.4pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	5%	17%	9%	14%	9%	15%
Price (USD)	8%	11%	9%	11%	14%	15%
Price (local currency) (*)	1%	3%	1%	2%	4%	5%

In our EMEA region, EBITDA grew 25% YoY in second quarter mainly as a result of strong performance in Europe and the Philippines, while EBITDA margin improved by 0.4 percentage points due primarily to the Philippines.

European volumes for our three core products were up between 14% and 23% YoY during the second quarter, reflecting an easy comparable base in Western European operations last year due to the impact from COVID and an acceleration in residential and infrastructure activity.

We implemented cement price increases in Germany, Poland, Czech Republic, and Croatia. Our European cement prices declined 1% sequentially. The decline was a result of a geographic mix effect, with the UK, the country with the highest cement price in the region, growing its sequential volumes at a slower pace than the other countries.

In the Philippines, cement volumes grew by 45% mainly due to a low prior year comparison base and increased construction activity.

Israel ready-mix volumes were higher primarily driven by increased activity in the transportation sector resulting from execution of the government’s infrastructure program.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 Second Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January – June				Second Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	842	651	29%	30%	418	279	50%	50%
Operating EBITDA	241	156	54%	56%	117	66	78%	79%
Operating EBITDA margin	28.6%	24.0%	4.6pp		28.1%	23.6%	4.5pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	28%	43%	13%	60%	12%	46%
Price (USD)	2%	2%	0%	4%	(5%)	1%
Price (local currency) (*)	3%	3%	0%	3%	(5%)	(0%)

Our South, Central America and the Caribbean was the region in our portfolio that experienced the most severe government lockdown measures last year. As a result, regional cement volumes in the second quarter of 2021 showed a strong improvement of 43% on a year-over-year basis, with growth in all countries. Favorable volume dynamics coupled with good pricing performance drove an increase of 50% in net sales and 78% in EBITDA during the quarter. The Dominican Republic, Panama, and Colombia were the largest contributors to EBITDA growth.

In Colombia, industry cement growth momentum was interrupted by social protests in May which restricted the ability of the industry to deliver product. In June, industry activity returned to first quarter levels. Activity in the country continued to be driven by self-construction and infrastructure projects.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 Second Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - June			Second Quarter
	2021	2020	% var	2021	2020	% var
Operating earnings before other income and expenses, net	933	538	73%	527	278	89%
+ Depreciation and operating amortization	569	548		291	275

Operating EBITDA	1,502	1,086	38%	818	553	48%
- Net financial expense	315	355		145	182
- Maintenance capital expenditures	208	217		112	94
- Change in working capital	412	481		63	71
- Taxes paid	129	81		79	40
- Other cash items (net)	41	43		20	29
- Free cash flow discontinued operations	(4)	(15)		(1)	(2)

Free cash flow after maintenance capital expenditures	401	(75)	N/A	401	140	187%
- Strategic capital expenditures	161	115		108	54

Free cash flow	240	(190)	N/A	293	86	241%

In millions of U.S. dollars, except percentages.

During the quarter, free cash flow after maintenance capital expenditures increased 187% versus 2Q20, and 85% versus 2Q19 pre-pandemic levels. The increase was driven primarily by the strong EBITDA performance, lower financial expense, and lower investment in working capital.

Working capital management, with particular attention to credit quality and receivables collection, translated into a record for the second quarter of negative 13 days in average working capital usage.

Information on debt

	Second Quarter			First Quarter		Second Quarter
	2021	2020	% var	2021		2021	2020
Total debt (1)	9,665	13,196	(27%)	10,413	Currency denomination
Short-term	10%	6%		8%	U.S. dollar	65%	71%
Long-term	90%	94%		92%	Euro	22%	21%
Cash and cash equivalents	1,305	2,832	(54%)	1,309	Mexican peso	4%	1%

Net debt	8,361	10,364	(19%)	9,104	Other	8%	7%

Consolidated funded debt (2)	8,476	10,790		9,666	Interest rate(3)
Consolidated leverage ratio (2)	2.85	4.57		3.61	Fixed	88%	74%
Consolidated coverage ratio (2)	4.78	3.69		4.10	Variable	12%	26%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated.
(3)	Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,333 million.

We significantly reduced our leverage ratio in 2Q21 due to the increase in EBITDA, strong free cash flow generation and the issuance of subordinated notes. During the quarter, net debt was reduced by $743 million dollars, which resulted in a leverage ratio of 2.85 times, a reduction of 0.76 times compared to end of 1Q21, and 1.72 times versus 2Q20.

2021 Second Quarter Results	Page 6

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - June				Second Quarter
				like-to-like				like-to-like
INCOME STATEMENT	2021	2020	% var	% var	2021	2020	% var	% var
Net sales	7,266,335	5,978,531	22%	17%	3,855,305	2,902,598	33%	25%
Cost of sales	(4,856,625)	(4,083,395)	(19%)		(2,554,654)	(1,971,783)	(30%)

Gross profit	2,409,710	1,895,136	27%	22%	1,300,651	930,815	40%	30%
Operating expenses	(1,476,938)	(1,357,273)	(9%)		(773,947)	(652,796)	(19%)

Operating earnings before other income and expenses, net	932,772	537,863	73%	67%	526,704	278,020	89%	77%
Other income and expenses, net	545,168	(112,522)	N/A		(24,630)	(69,776)	65%

Operating earnings	1,477,940	425,341	247%		502,074	208,243	141%
Financial expense	(398,193)	(350,905)	(13%)		(153,730)	(180,661)	15%
Other financial income (expense), net	(46,658)	31,330	N/A		(27,086)	16,617	N/A
Financial income	9,488	8,921	6%		6,259	3,995	57%
Results from financial instruments, net	(3,463)	(6,817)	49%		(3,366)	20,583	N/A
Foreign exchange results	(23,129)	57,598	N/A		(16,523)	5,877	N/A
Effects of net present value on assets and liabilities and others, net	(29,554)	(28,372)	(4%)		(13,456)	(13,837)	3%
Equity in gain (loss) of associates	18,814	13,489	39%		15,469	8,574	80%

Income (loss) before income tax	1,051,903	119,255	782%		336,727	52,773	538%
Income tax	(133,156)	(89,844)	(48%)		(58,410)	(39,816)	(47%)

Profit (loss) of continuing operations	918,747	29,411	3024%		278,318	12,957	2048%
Discontinued operations	33,604	(23,803)	N/A		1,639	(54,579)	N/A

Consolidated net income (loss)	952,351	5,608	16881%		279,957	(41,623)	N/A
Non-controlling interest net income (loss)	17,875	7,146	150%		10,015	2,082	381%

Controlling interest net income (loss)	934,476	(1,537)	N/A		269,942	(43,705)	N/A

Operating EBITDA	1,502,054	1,085,903	38%	34%	817,732	552,966	48%	39%
Earnings (loss) of continued operations per ADS	0.60	0.01	3964%		0.18	0.01	2353%
Earnings (loss) of discontinued operations per ADS	0.02	(0.02)	N/A		0.00	(0.04)	N/A

	As of June 30
BALANCE SHEET	2021	2020	% var
Total assets	27,909,863	29,959,821	(7%)
Cash and cash equivalents	1,304,657	2,831,766	(54%)
Trade receivables less allowance for doubtful accounts	1,701,960	1,550,826	10%
Other accounts receivable	525,356	313,995	67%
Inventories, net	1,132,506	929,020	22%
Assets held for sale	162,312	355,788	(54%)
Other current assets	168,982	143,058	18%
Current assets	4,995,773	6,124,452	(18%)
Property, machinery and equipment, net	11,202,042	11,105,890	1%
Other assets	11,712,048	12,729,479	(8%)

Total liabilities	17,468,829	19,742,516	(12%)
Current liabilities	5,763,930	4,662,555	24%
Long-term liabilities	7,830,086	11,412,602	(31%)
Other liabilities	3,874,814	3,667,359	6%

Total stockholder’s equity	10,441,034	10,217,305	2%
Common stock and additional paid-in capital	7,893,304	10,382,881	(24%)
Other equity reserves and subordinated notes	(1,472,704)	(3,209,859)	54%
Retained earnings	3,568,785	1,619,002	120%
Non-controlling interest and perpetual instruments	451,649	1,425,281	(68%)

2021 Second Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - June				Second Quarter
				like-to-like				like-to-like
	2021	2020	% var	% var	2021	2020	% var	% var
NET SALES
Mexico	1,756,813	1,253,191	40%	30%	935,171	567,854	65%	43%
U.S.A.	2,145,079	1,970,635	9%	9%	1,131,922	1,005,641	13%	13%
Europe, Middle East, Asia and Africa	2,376,243	1,971,065	21%	12%	1,290,584	977,433	32%	21%
Europe	1,646,777	1,317,033	25%	14%	929,225	675,298	38%	25%
Philippines	225,593	190,487	18%	13%	118,127	79,691	48%	42%
Middle East and Africa	503,873	463,545	9%	4%	243,231	222,444	9%	3%
South, Central America and the Caribbean	842,262	651,448	29%	30%	417,970	278,875	50%	50%
Others and intercompany eliminations	145,938	132,192	10%	15%	79,658	72,794	9%	13%

TOTAL	7,266,335	5,978,531	22%	17%	3,855,305	2,902,598	33%	25%

GROSS PROFIT
Mexico	897,001	648,321	38%	29%	469,669	292,652	60%	40%
U.S.A.	559,561	524,532	7%	7%	293,410	279,549	5%	5%
Europe, Middle East, Asia and Africa	584,250	490,533	19%	10%	348,374	261,607	33%	22%
Europe	403,270	324,914	24%	13%	257,203	188,084	37%	24%
Philippines	92,804	76,191	22%	16%	50,312	29,291	72%	65%
Middle East and Africa	88,176	89,428	(1%)	(7%)	40,859	44,232	(8%)	(13%)
South, Central America and the Caribbean	324,627	238,627	36%	38%	159,387	98,175	62%	63%
Others and intercompany eliminations	44,270	(6,877)	N/A	N/A	29,811	(1,168)	N/A	N/A

TOTAL	2,409,710	1,895,136	27%	22%	1,300,651	930,815	40%	30%

OPERATING EARNINGS BEFORE OTHER INCOME AND EXPENSES, NET
Mexico	551,334	345,127	60%	48%	291,313	149,499	95%	70%
U.S.A.	181,158	142,150	27%	27%	93,918	87,058	8%	8%
Europe, Middle East, Asia and Africa	142,585	90,866	57%	47%	112,120	66,480	69%	56%
Europe	69,800	34,811	101%	85%	74,653	45,045	66%	51%
Philippines	45,586	30,642	49%	44%	26,630	10,667	150%	142%
Middle East and Africa	27,198	25,413	7%	(1%)	10,837	10,769	1%	(8%)
South, Central America and the Caribbean	197,565	111,663	77%	80%	96,641	43,832	120%	121%
Others and intercompany eliminations	(139,870)	(151,943)	8%	16%	(67,289)	(68,849)	2%	18%

TOTAL	932,772	537,863	73%	67%	526,704	278,020	89%	77%

2021 Second Quarter Results	Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - June				Second Quarter
				like-to-like				like-to-like
	2021	2020	% var	% var	2021	2020	% var	% var
OPERATING EBITDA
Mexico	630,947	416,169	52%	41%	332,204	183,181	81%	58%
U.S.A.	408,532	361,351	13%	13%	212,068	198,433	7%	7%
Europe, Middle East, Asia and Africa	311,049	249,300	25%	16%	198,446	146,151	36%	25%
Europe	190,140	145,467	31%	20%	137,200	100,796	36%	24%
Philippines	67,253	53,503	26%	21%	36,867	22,539	64%	58%
Middle East and Africa	53,656	50,330	7%	1%	24,379	22,817	7%	0%
South, Central America and the Caribbean	240,621	156,265	54%	56%	117,252	65,715	78%	79%
Others and intercompany eliminations	(89,095)	(97,182)	8%	22%	(42,238)	(40,515)	(4%)	23%

TOTAL	1,502,054	1,085,903	38%	34%	817,732	552,966	48%	39%

OPERATING EBITDA MARGIN
Mexico	35.9%	33.2%			35.5%	32.3%
U.S.A.	19.0%	18.3%			18.7%	19.7%
Europe, Middle East, Asia and Africa	13.1%	12.6%			15.4%	15.0%
Europe	11.5%	11.0%			14.8%	14.9%
Philippines	29.8%	28.1%			31.2%	28.3%
Middle East and Africa	10.6%	10.9%			10.0%	10.3%
South, Central America and the Caribbean	28.6%	24.0%			28.1%	23.6%

TOTAL	20.7%	18.2%			21.2%	19.1%

2021 Second Quarter Results	Page 9

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - June			Second Quarter
	2021	2020	% var	2021	2020	% var
Consolidated cement volume (1)	33,958	29,195	16%	17,822	14,367	24%
Consolidated ready-mix volume	24,145	22,066	9%	12,593	10,458	20%
Consolidated aggregates volume (2)	66,913	62,042	8%	35,167	30,328	16%

Per-country volume summary

	January - June	Second Quarter	Second Quarter 2021 vs.
	2021 vs. 2020	2021 vs. 2020	First Quarter 2021
DOMESTIC GRAY CEMENT VOLUME
Mexico	21%	28%	11%
U.S.A.	9%	8%	9%
Europe, Middle East, Asia and Africa	5%	17%	20%
Europe	3%	14%	47%
Philippines	16%	45%	7%
Middle East and Africa	(4%)	(4%)	(20%)
South, Central America and the Caribbean	28%	43%	(2%)
READY-MIX VOLUME
Mexico	13%	.56%	6%
U.S.A.	9%	14%	10%
Europe, Middle East, Asia and Africa	9%	14%	11%
Europe	9%	18%	25%
Philippines	N/A	N/A	N/A
Middle East and Africa	8%	7%	(7%)
South, Central America and the Caribbean	13%	60%	(12%)
AGGREGATES VOLUME
Mexico	21%	56%	5%
U.S.A.	2%	4%	5%
Europe, Middle East, Asia and Africa	9%	15%	21%
Europe	14%	23%	27%
Philippines	N/A	N/A	N/A
Middle East and Africa	(10%)	(12%)	(0%)
South, Central America and the Caribbean	12%	46%	(19%)

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in UK.

2021 Second Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - June	Second Quarter	Second Quarter 2021 vs.
	2021 vs. 2020	2021 vs. 2020	First Quarter 2021
DOMESTIC GRAY CEMENT PRICE
Mexico	14%	23%	5%
U.S.A.	0%	2%	3%
Europe, Middle East, Asia and Africa (*)	8%	11%	7%
Europe (*)	13%	14%	1%
Philippines	1%	0%	2%
Middle East and Africa (*)	(4%)	3%	8%
South, Central America and the Caribbean (*)	2%	2%	1%
READY-MIX PRICE
Mexico	6%	17%	4%
U.S.A.	0%	1%	2%
Europe, Middle East, Asia and Africa (*)	9%	11%	1%
Europe (*)	13%	15%	(2%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	2%	2%	2%
South, Central America and the Caribbean (*)	0%	4%	(1%)
AGGREGATES PRICE
Mexico	10%	20%	4%
U.S.A.	2%	3%	1%
Europe, Middle East, Asia and Africa (*)	14%	15%	(3%)
Europe (*)	14%	16%	(4%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	9%	10%	2%
South, Central America and the Caribbean (*)	(5%)	1%	1%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 Second Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - June	Second Quarter	Second Quarter 2021 vs.
	2021 vs. 2020	2021 vs. 2020	First Quarter 2021
DOMESTIC GRAY CEMENT PRICE
Mexico	6%	7%	2%
U.S.A.	0%	2%	3%
Europe, Middle East, Asia and Africa (*)	1%	3%	7%
Europe (*)	3%	4%	(1%)
Philippines	(4%)	(3%)	2%
Middle East and Africa (*)	(5%)	1%	8%
South, Central America and the Caribbean (*)	3%	3%	2%
READY-MIX PRICE
Mexico	1%	2%	1%
U.S.A.	0%	1%	2%
Europe, Middle East, Asia and Africa (*)	1%	2%	(0%)
Europe (*)	4%	4%	(3%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	(4%)	(4%)	0%
South, Central America and the Caribbean (*)	0%	3%	1%
AGGREGATES PRICE
Mexico	4%	4%	1%
U.S.A.	2%	3%	1%
Europe, Middle East, Asia and Africa (*)	4%	5%	(4%)
Europe (*)	4%	5%	(5%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	2%	3%	1%
South, Central America and the Caribbean (*)	(5%)	(0%)	2%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 Second Quarter Results	Page 12

Other information

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	Second Quarter				First Quarter
	2021		2020		2021
In millions of US dollars.	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,019	(29)	800	84	1,028	(11)
Equity related derivatives (2)	—	—	72	5	—	—
Interest rate swaps (3)	1,333	(32)	1,000	(59)	1,325	(41)
Fuel derivatives (4)	88	40	170	(14)	108	24

	2,440	(21)	2,042	16	2,461	(28)

(1)	Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.
(2)	Equity derivatives related with forwards, net of cash collateral, over the shares of Grupo Cementos de Chihuahua, S.A.B. de C.V.
(3)	Interest-rate swap derivatives related to bank loans.
(4)	Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of June 30, 2021, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net liability of US$21 million.

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,708,429,449
End-of-quarter outstanding CPO-equivalents	14,708,429,449

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of June 30, 2021 were 20,541,277.

Assets held for sale and discontinued operations

On July 9, 2021, CEMEX concluded the sale initiated in March 2019 of its white cement business, excluding for the Mexican and the U.S white cement business, to Çimsa Çimento Sanayi Ve Ticaret A.Ş. for a price of approximately US$155 million. Assets sold include CEMEX”s Buñol cement plant in Spain and its white cement business outside Mexico and the U.S. As of June 30, 2021 and 2020, the assets and liabilities associated with the white cement business were presented in the Statements of Financial Position within the line items of “assets and liabilities held for sale”. Moreover, CEMEX’s operations of these assets in Spain for the six-month periods ended June 30, 2021 and 2020 are reported in the Income Statements net of income tax in the single line item “Discontinued operations.”

On March 31, 2021, CEMEX sold 24 concrete plants and 1 aggregates quarry in France to LafargeHolcim for approximately US$44 million. These assets are located in the Rhone Alpes region in the Southeast of France, east of CEMEX´s Lyon operations, which the company will retain. CEMEX’s operations of these assets in France for the three-month period ended March 31, 2021 and the six-month period ended June 30, 2020 are reported in the Income Statements net of income tax in the single line item “Discontinued operations.”

On August 3, 2020, through an affiliate in the United Kingdom, CEMEX closed the sale of certain assets to Breedon Group plc for approximately US$230 million, including approximately US$30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. After completion of this divestiture, CEMEX maintains a significant footprint in key operating geographies in the United Kingdom related to the production and sale of cement, ready-mix, aggregates, asphalt, and paving solutions, among others. For purposes of the Income Statement for the six-month period ended June 30, 2020, the operations related to this segment are presented net of income tax in the single line item “Discontinued operations,” including an allocation of goodwill of US$47 million.

On March 6, 2020, CEMEX concluded the sale of its U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, to Eagle Materials Inc. for US$665 million. The share of proceeds to CEMEX from this transaction was US$499 million before transactional and other costs and expenses. The assets divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s Income Statement for the six-month period ended June 30, 2020 present the operations related to this segment from January 1 to March 6, 2020 net of income tax in the single line item “Discontinued operations.”

2021 Second Quarter Results	Page 13

Other information

The following table presents condensed combined information of the Income Statements of CEMEX’s discontinued operations, previously mentioned, in: a) Spain for the six-month periods ended June 30, 2021 and 2020; b) the southeast of France for the three-month period ended March 31, 2021 and the six-month period ended June 30, 2020; c) the United Kingdom for the period from January 1 to June 30, 2020; and d) the United States related to Kosmos for the period from January 1 to March 6, 2020:

INCOME STATEMENT	Jan-Jun		Second Quarter
(Millions of U.S. dollars)	2021	2020	2021	2020
Sales	41	154	18	57
Cost of sales and operating expenses	(41)	(146)	(19)	(56)
Other income (expenses), net	(1)	(1)	(1)	(1)
Interest expense, net, and others	—	6	—	—

Income before income tax	(1)	13	(2)	0

Income tax	—	(55)	—	(55)

Income from discontinued operations	(1)	(42)	(2)	(55)

Net gain on sale	35	18	4	—

Income from discontinued operations	34	(24)	2	(55)

Assets held for sale and related liabilities

As of June 30, 2021, the following table presents condensed combined information of the Statement of Financial Position for the assets held for sale in Spain, as mentioned above:

(Millions of U.S. dollars)	2Q21
Current assets	3
Non-current assets	96

Total assets of the disposal group	99
Current liabilities	0
Non-current liabilities	0

Total liabilities directly related to disposal group	0

Total net assets of disposal group	99

Other significant transactions

In connection with the CO2 emission allowances in the European Union (the “Allowances”) under the EU Emissions Trading System (“EU ETS”), considering the Company’s estimates of being ahead of its then current 35% reduction goals in CO2 emissions by year 2030 versus its 1990 baseline across all of CEMEX’s cement plants in Europe and the expected delivery of net-zero CO2 concrete for all products and geographies by year 2050, as well as the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, during the second half of March 2021, in different transactions, CEMEX sold 12.3 million Allowances for approximately €509 million (approximately US$600 million) that the Company had accrued as of the end of Phase III on December 31, 2020, of compliance under the EU ETS. This sale was recognized in the six-month period ended June 30, 2021 as part of the line item “Other income (expenses), net”. As of the date of this report, CEMEX believes it still retains sufficient Allowances to cover the requirements of its operations in Europe until at least the end of 2025 under Phase IV of the EU ETS, which commenced on January 1, 2021 and will last until December 31, 2030. CEMEX considers this transaction will improve its ability to further address the investments required to achieve its reductions goals, which include, but are not limited to, the general process switch from fossil fuels to lower carbon alternatives, becoming more efficient in the use of energy, sourcing alternative raw materials that contribute to reducing overall emissions or clinker factor, developing and actively promoting lower carbon products, and the recent deployment of ground breaking hydrogen technology in all CEMEX’s European kilns. CEMEX is also working closely with alliances to develop industrial scale technologies towards its goal of a net zero carbon future.

Issuance of Subordinated Notes without Fixed Maturity

On June 8, 2021, CEMEX, S.A.B. de C.V. successfully closed the issuance of US$1.0 billion of its 5.125% Subordinated Notes with no Fixed Maturity (the “Subordinated Notes”). CEMEX used the proceeds from the Subordinated Notes to redeem in full all outstanding series of perpetual debentures previously issued by consolidated special purpose vehicles for an aggregate amount of approximately US$447 million and for other general corporate purposes, including the repayment of other indebtedness.

Considering the overall characteristics of the Subordinated Notes, including that they do not have contractual repayment date and do not meet the definition of a financial liability under IFRS, CEMEX accounts for its Subordinated Notes as equity instruments in the line item “Other equity reserves and subordinated notes without fixed maturity.” As of June 30, 2021, such line item includes the proceeds from the issuance of Subordinated Notes net of issuance costs for a total of US$994 million.

As mentioned above, during June 2021, CEMEX used a portion of the proceeds from the issuance of the Subordinated Notes to redeem the outstanding amount of perpetual debentures that were accounted as part of CEMEX’s non-controlling interest in equity.

2021 Second Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes CEMEX’s operations in Argentina, Bahamas, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East, Asia, and Africa. Asia subregion includes our Philippines operations.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion include the United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other income and expenses, net, plus depreciation and operating amortization. pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

	January - June		Second Quarter		Second Quarter
Exchange rates	2021 Average	2020 Average	2021 Average	2020 Average	2021 End of period	2020 End of period
Mexican peso	20.34	21.90	20.04	23.08	19.94	22.99
Euro	0.8312	0.9059	0.8295	0.9041	0.8432	0.8902
British pound	0.7188	0.7944	0.715	0.8069	0.7230	0.8070

Amounts provided in units of local currency per U.S. dollar.

2021 Second Quarter Results	Page 15

Disclaimer

This report contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA to which Mexico is a party; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

2021 Second Quarter Results	Page 16